Exhibit 21.0

List of subsidiaries

Subsidiary of Universal Biosensors Inc.	Jurisdiction of Incorporation
Universal Biosensors Pty Ltd.	Australia
Hemostasis Reference Laboratory Inc.	Canada
Universal Biosensors B.V.	The Netherlands
Universal Biosensors LLC	Delaware, U.S.